Exhibit 99.1

Company announcement — No.1/ 2018

Zealand Pharma major shareholder announcement: Wellington Management Group LLP, U.S.

Copenhagen, January 3, 2018 — Zealand Pharma announces that it has received information from Wellington Management Group LLP (Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, Wellington Management Company LLP), U.S., that they have increased their investment in Zealand Pharma so they now hold 5.06% (1,557,307 shares) of Zealand Pharma’s outstanding shares.

The following transactions has been reported:

•                  December 21, 2017 Wellington Management Group held 5.01% of the shares

•                  December 26, 2017 Wellington Management Group held 4.98% of the shares

•                  December 27, 2017 Wellington Management Group held 5.06% of the shares

Wellington Management is one of the world’s largest independent investment management firms with over USD 1 trillion in client assets under management for clients in more than 60 countries.

For further information, please contact:

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim as well as a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.